David W. Freese

Partner

+1.215.963.5862

david.freese @morganlewis.com

December 31, 2020

FILED AS EDGAR CORRESPONDENCE

Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-2 for Delaware Wilshire Private Markets Fund (File Nos. 333-249834 and 811-23561)

Dear Ms. Hahn:

On behalf of our client, Delaware Wilshire Private Markets Fund (the “Auction Fund”), this letter responds to your comments on the Auction Fund’s initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 3 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2 (the “Registration Statement”), which you provided via letter to Sean Graber of Morgan, Lewis & Bockius LLP on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Registration Statement was filed with the SEC on November 4, 2020 under the 1933 Act and the 1940 Act.

Summaries of your comments and our responses thereto on behalf of the Auction Fund are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Auction Fund’s prospectus (the “Prospectus”) and/or Statement of Additional Information (the “SAI”) included as part of the Registration Statement.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Jaea Hahn, Esq.

December 31, 2020

General Comments

1.	Comment. The filing contains some placeholders for missing disclosure/financial statements. Please ensure that all missing information is included in a pre-effective amendment responding to these comments.

Response. The Auction Fund confirms that all placeholders for missing disclosure will be populated prior to the Auction Fund requesting accelerated effectiveness of the Registration Statement. The Auction Fund further notes that the seed financial statement have been included in the SAI filed as part of Pre-Effective Amendment No. 1 (the “Seed Financial Statement”) that accompanies this letter.

2.	Comment. Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response. The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

3.	Comment. Delaware Wilshire Private Markets Fund currently has an effective registration statement on Form N-2 under the 1940 Act only. Supplementally, please clarify whether any Shares have been sold pursuant to that registration statement and whether, once the filing registering the Fund’s shares under the 33 Act is effective, shares under the 1940 Act registration statement will continue to be sold.

Response. To date, the Auction Fund has issued Institutional Class Shares under its effective registration statement on Form N-2 (the “1940 Act-Only Registration Statement”) in accordance with its existing private placement to an affiliate of the Adviser for investment purposes and a nominal amount to another shareholder for administrative purposes (e.g., approval of various organizational matters). Prior to the effectiveness of the Registration Statement, the Auction Fund may continue to issue Shares under the 1940 Act-Only Registration Statement. As part of the private offering of the Auction Fund’s Shares, the Auction Fund will have a reasonable belief, based on the facts and circumstances, with respect to each purchaser in the private offering, that the Auction Fund (or any person acting on the Auction Fund’s behalf) either did not solicit such purchaser through the use of general solicitation or established a substantive relationship with such purchaser prior to the Auction Fund's commencement of its private offering. As disclosed in the 1940 Act-Only Registration Statement, the Auction Fund’s Shares are not listed on any exchange and no public secondary market for the Auction Fund’s Shares is expected to develop. The Auction Fund’s unregistered Shares bear appropriate legends on the books of the transfer agent. The Auction Fund has no intention to solicit the purchase of Shares under the Registration Statement prior to the Registration Statement’s effectiveness. The Auction Fund will discontinue issuing Shares under the 1940 Act-Only Registration Statement upon the effectiveness of the Registration Statement.

Jaea Hahn, Esq.

December 31, 2020

4.	Comment. Please supplementally explain why the Auction Fund is now registering under the 1933 Act since it already has an effective registration statement under the 1940 Act.

Response. The Auction Fund has examined its distribution strategy during the time since its registration statement under the 1940 Act went effective and has determined to register the continuous offering of its shares under the 1933 Act in order to market the Auction Fund’s Shares to a larger investor base than registering solely under the 1940 Act would permit.

5.	Comment. Supplementally, please provide a schedule for the proposed transactions described in the prospectus. For example, does the timing assume the Master Fund will receive its novel multiclass relief before the Auction Fund commences operations or sells any Shares?

Response. As discussed in response to Comment 3, the Auction Fund may continue to issue Shares under the 1940 Act-Only Registration Statement until the effectiveness of the Registration Statement. Upon the effectiveness of the Registration Statement, the Auction Fund will sell only Institutional Class Shares under the Registration Statement. The Auction Fund then will sell additional classes of Shares if the SEC grants the order relating to the Funds’ application for multi-class exemptive relief. The Master Fund will purchase Private Markets Investment Funds that do not require the co-investment exemptive relief currently being sought by the Funds until the SEC grants the order relating to the application for the co-investment exemptive relief. Thereafter, the Master Fund will co-invest as contemplated in such order.

6.	Comment. Please briefly discuss any exemptive relief applied for or other approvals, such as listing on the Nasdaq Private Market, that may need to occur prior to any offering/sale of Auction Fund Shares.

Response. The Registration Statement must be declared effective before the Auction Fund sells its Shares pursuant to the Registration Statement. No other approvals are required. As noted in response to Comment 5, the Auction Fund does not require multi-class relief to commence operations and instead can offer and sell only Institutional Class Shares. As noted in the Registration Statement, the Auction Fund’s Shares will not be available for purchase or sale through the Nasdaq Private Markets auction process until 12-18 months after the Auction Fund commences operations, and any operational onboarding with Nasdaq Private Markets will be completed prior to the initial auction.

Jaea Hahn, Esq.

December 31, 2020

7.	Comment. Please clarify whether the Auction and Tender Offer Funds will be the only Feeder Funds invested in the Master Fund. If other entities may invest in the Master Fund, please supplementally describe these prospective investors.

Response. The Auction Fund and Tender Offer Fund are the only investors currently contemplated to invest in the Master Fund. While the Master Fund reserves the right to allow other investors to purchase its Shares, the Master Fund has no current intentions to do so

Legal Comments

Cover Page

8.	Comment. Please disclose that Shares will be sold only to “Eligible Investors” as stated in the plan of distribution.

Response. The requested change has been made.

9.	Comment. We note that the Auction Fund has an effective registration statement under the 1940 Act. Please confirm whether it is accurate to characterize the Auction Fund as “newly organized” as stated in the text above the Offering Table (e.g., if Shares have already been sold).

Response. The term “newly” has been changed to “recently” in response to this Comment.

10.	Comment. Please add the following disclosure to the cover page of the prospectus if accurate:

a.	The amount of distributions that the Auction Fund may pay, if any, is uncertain.

b.	The Auction Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as borrowings and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response. (a) The requested change has been made. (b) The referenced disclosure is not applicable to the Auction Fund. Accordingly, the Auction Fund declines to make the requested change.

11.	Comment. In the penultimate paragraph of the cover page, please consider whether the reference to “the first year of the Auction Fund’s operations” should be changed to “the first 12-18 months of the Auction Fund’s operations” to match the disclosure in the prospectus discussing purchases, exchanges, and repurchases of Shares.

Jaea Hahn, Esq.

December 31, 2020

Response. The requested change has been made.

Summary of Terms

Purchase, Exchange and Repurchase of Shares, pages 1-2

12.	Comment. The Funds do not have a fundamental policy related to Share repurchases. Please summarize, supplementally, Fund compliance with rule 23c-3 under the 1940 Act governing repurchase offers by closed-end companies.

Response. The Auction Fund confirms that it does not operate as an interval fund and will not comply with Rule 23c-3 under the 1940 Act. The Auction Fund’s discretionary repurchase offers will comply with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

13.	Comment. Please consider reorganizing the first paragraph into two separate paragraphs since the first two sentences relate to investors while the next two relate to actions by the Auction Fund.

Response. The requested change has been made.

14.	Comment. When discussing liquidity of the Auction Fund Shares, please track the language of the summary paragraph on page 95 (e.g., “Auction Fund Shareholders may attempt to sell their Auction Fund Shares through two liquidity mechanisms .....”)

Response. The requested change has been made.

15.	Comment. At the end of the last sentence in the first paragraph, please clarify whether any purchase order not filled during the auction process will be filled by the Auction Fund at NAV rather than at the auction price.

Response. The requested change has been made.

16.	Comment. Although Shares will not be listed on an exchange, Shareholders may sell Auction Shares during monthly auctions on the Nasdaq Private Market at the same time as the Auction Fund itself, or Shareholders may exchange into the Tender Offer Fund and tender their Tender Offer Fund Shares. Please separate the discussion of these two liquidity options in the second paragraph into two separate paragraphs.

Response. The requested change has been made.

17.	Comment. Please briefly summarize how the Tender Offer Fund will operate (e.g., that it will invest in the Master Fund, whether it will share the same adviser, subadviser and board with the Auction Fund, and any conflicts of interest that may arise with regard to their fiduciary duties). Please also address the following:

Jaea Hahn, Esq.

December 31, 2020

a.	whether Shareholders of the Auction Fund will receive notice regarding an upcoming tender offer in order to time their exchange;

b.	whether the exchange from Auction Fund Shares to Tender Offer Fund Shares is revocable;

c.	whether there will be any separate market for Tender Offer Fund Shares or if the only liquidity mechanism for these Shares is the annual tender offer;

d.	highlight, as stated on page 95, that the Board/Adviser/Sub-Adviser, as applicable, “has sole discretion whether, and has no obligation to accept” a requesting Shareholder’s request to exchange Auction Fund Shares for Tender Offer Fund Shares; and

e.	briefly describe any risks related to an exchange into Tender Offer Fund Shares (e.g., that a Shareholder who exchanges Auction Fund Shares to Tender Offer Fund Shares may not be able to participate fully in a Tender Offer).

Response. The Tender Offer Fund investing in the Master Fund is currently disclosed under “Summary of Terms – Structure.” The Tender Offer Fund sharing the same Adviser, Sub-Adviser and Board with the Auction Fund is currently disclosed under “Summary of Terms – Investment Adviser,” “Summary of Terms – Sub-Adviser” and “Summary of Terms – Board of Trustees,” respectively. Potential conflicts of interest are currently disclosed under “Summary of Terms – Potential Conflicts of Interest.” The Auction Fund believes this disclosure framework flows logically and is understandable by retail investors and, accordingly, respectfully declines to repeat such disclosure in or move such disclosure to a new section discussing solely the Tender Offer Fund. The changes requested in subparts (a)-(e) have been made, which in part consist of cross references to other parts of the Prospectus where the requested disclosure is located.

18.	Comment. In the first paragraph on page 2, third sentence, please clarify that it will be the Board of the Tender Offer Fund that approves the tender offer rather than “Boards” generally.

Response. The requested change has been made.

19.	Comment. Please briefly summarize how auctions will be conducted on the Nasdaq Private Market. For example, can the price of those Shares offered differ from NAV? During the auction, can prospective investors still purchase from the Fund directly or only if more purchase orders are received than filled through the auction process? We note the Nasdaq Private Market auction process is discussed on pages 96-98; consider moving applicable disclosure to the summary.

Jaea Hahn, Esq.

December 31, 2020

Response. The requested disclosure has been included in a new summary section entitled “Nasdaq Private Market Auction Process,” except that the following disclosure is currently included in the “Purchase, Exchange and Repurchase of Shares” summary section and has not been repeated:

“Any purchase orders received by the Auction Fund in Good Order (as defined below) that are not filled in the auction process will be purchased from the Auction Fund at NAV rather than at the price established through the auction process.”

20.	Comment. Please clarify how the auction process will treat Shares sold by Shareholders and Shares sold by the Auction Fund if there is insufficient investor demand for Shares in a particular month. In addition, if there are any risks posed because Shareholders and the Auction Fund may be selling Shares at the same time, please disclose these risks where appropriate.

Response. The NPM auction process will begin approximately 12-18 months after the Auction Fund commences operations, and will consist of monthly auctions in each month where there is sufficient investor demand to support an auction. Investors will purchase all Shares through the NPM platform, except that certain purchase orders that are not filled in the auction process may be purchased through new issuance by the Auction Fund at NAV; provided that such purchase order was received by the Auction Fund in Good Order as described in the Prospectus. Further, investors will sell all Shares through the NPM auction process unless they choose to participate in a Board-approved repurchase offer as described in the Prospectus. Therefore, the NPM auction process will be the primary source of investor liquidity, and direct purchases from the Auction Fund or participation in a repurchase offer serve only as a backstop for the NPM auction liquidity mechanism. The Auction Fund does not believe any conflicts of interest arise from this structure. Further, the Auction Fund does not believe any principal risks arise from this structure that are not otherwise disclosed.

21.	Comment. Please disclose whether a Shareholder will have to pay any fees/commissions to participate in a monthly auction in order to offer their Shares for sale.

Response. Shareholders will not be required to pay any fees/commissions to participate in a monthly auction in order to offer their Shares for sale. Accordingly, no disclosure has been added in response to this Comment.

22.	Comment. The last paragraph states that depending on investor demand and certain other factors, Auction Fund Shares may only be available for purchase or sale at their NAV or at a discount during any particular monthly auction. Please briefly describe these “certain other factors” in either the summary or prospectus. In addition, please clarify whether Shares may be purchased/sold at a premium.

Jaea Hahn, Esq.

December 31, 2020

Response. The phrase “certain other factors” has been deleted, and the referenced disclosure has been revised as follows in response to this Comment:

“An auction will be held for any particular month only if there is sufficient investor demand to support the auction. Shares may be purchased or sold only at their most recently calculated NAV or at a discount, and not a premium, to their most recently calculated NAV during any particular monthly auction.”

Limited or No Operating History, page 8

23.	Comment. The disclosure suggests the Auction Fund has an operating history. Supplementally, please discuss how long the Auction Fund has been operating and whether it has sold any Shares.

Response. The Auction Fund was seeded on October 28, 2020, which is reflected in the Seed Financial Statement. Please refer to the response to Comment 3 regarding prior issuances of Auction Fund Shares.

Plan of Distribution, page 20

24.	Comment. Supplementally, please discuss whether there are any parameters limiting or governing the Auction Fund's ability to reject a subscription in whole or in part. If so, please disclose what those parameters are in the prospectus.

Response. The Auction Fund may reject a subscription in whole or in part for any reason in its sole discretion. There are no parameters limiting or governing the Auction Fund’s ability to reject any subscription. Accordingly, no disclosure has been added in response to this Comment.

U.S. Federal Income Tax Matters, page 21

25.	Comment. Please consider highlighting the tax risk related to amended Form 1099s on the cover of the prospectus, including a cross-reference to where the risk is discussed in greater detail within the prospectus.

Response. The requested change has been made.

Structure, page 22

26.	Comment. In the first sentence of the second paragraph, please replace “certain sophisticated investors” with “Eligible Investors” for consistency.

Response. The requested change has been made.

27.	Comment. In the third paragraph, please clarify, if true, that the proposed structure permits the Funds to rely on the Nasdaq Private Markets no-action letter.

Response. The requested change has been made.

Summary of Fees and Expenses, pages 23-24

28.	Comment. In the paragraph above the expense example, please revise the discussion of recoupment to replace the “rolling three year period” language to state that recoupment is limited generally to 3 years from the date a fee was initially waived or an expense reimbursed.

Jaea Hahn, Esq.

December 31, 2020

Response. The Auction Fund notes that (i) the disclosure referenced in this Comment reflects the language used in the expense limitation agreement between the Auction Fund and the Adviser, and (ii) it believes that such disclosure is substantively identical to the Staff’s requested replacement language. Therefore, the Auction Fund respectfully declines to make the requested change.

Investment Program, pages 25-31

Environmental, Social and Governance (“ESG”) Due Diligence, page 31

29.	Comment. The registrant discusses the Sub-Advisers’ ESG Due Diligence process in this section. Explain supplementally whether ESG is part of the Master Fund’s principal investment strategies. If it is not, please clarify the role that ESG due diligence plays in the selection of Master Fund’s investments.

Response. During the time since the Registration Statement was filed, the Auction Fund determined to remove the ESG disclosure from the Registration Statement.

30.	Comment. If ESG is part of the Master Fund’s principal investment strategies, please revise the disclosure as follows:

a.	The Fund should more clearly explain its definition of “ESG” and its specific ESG area(s) of focus.

b.	The Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus. The disclosure should include whether the Fund selects investments by reference to, for example: (1) an ESG index; (2) a third-party rating organization; (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods. The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?). Lastly, explain (1) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

c.	If the Fund intends to use one or multiple third party data/scoring providers, please revise the principal strategy discussion to identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies. Also consider any related principal risks to the Fund’s use of third party data providers, since the criteria used by providers can differ significantly.

Jaea Hahn, Esq.

December 31, 2020

d.	Please consider whether an ESG specific risk is appropriate for this Fund.

e.	The Fund should disclose, where appropriate, how it will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response. During the time since the Registration Statement was filed, the Auction Fund determined to remove the ESG disclosure from the Registration Statement.

Types of Investments and Related Risks, pages 32-83

Limited or No Operating History, page 33

31.	Comment. The last sentence states that if the Funds are not able to raise sufficient assets to support their operations, the Adviser and Sub-Adviser may discontinue operations and liquidate assets. Please clarify any risks related to liquidation given the Master Fund’s proposed investments such as investments in private equity funds.

Response. The requested change has been made.

Tax Risks, page 43-45

32.	Comment. Please consider separating out the tax risks related to the Master Fund and those that relate to the Feeder Funds.

Response. The Auction Fund respectfully declines to make the requested change because the tax risks of the Auction Fund are the same as the tax risks of the Master Fund.

33.	Comment. Please add tax risks related to holding through the Feeder Funds to the discussion of principal risks, particularly the risk that annual tax statements may be amended or that the Feeder Funds may not qualify as RICs for taxation purposes as noted in the summary.

Response. The requested change has been made.

34.	Comment. In the first paragraph, please clarify whether the references to the "Fund" should be to the "Feeder Fund."

Response. The requested change has been made.

Jaea Hahn, Esq.

December 31, 2020

35.	Comment. Please describe the Master Fund's investment in "controlled foreign corporations" in greater detail in the principal investment strategy section including whether there will be any limitation on the amount of the Master Fund's assets that may be invested in these entities.

Response. While the Master Fund may invest directly in a controlled foreign corporation, the Master Fund does not currently expect to invest directly in a controlled foreign corporation. Therefore, the Auction Fund has not included additional related disclosure in the “Investment Program” section. However, the Auction Fund may invest in partnerships that invest in controlled foreign corporations and has revised the Tax Risks factor accordingly. The Auction Fund notes that the Tax Risks factor currently discloses that the Master Fund will limit its investments to no more than 25% of its assets in any issuer, including a controlled foreign corporation.

36.	Comment. Please disclose whether the same person will be the adviser to both the Master Fund and any controlled foreign corporations.

Response. As noted in response to Comment 35, the Master Fund does not currently expect to invest directly in a controlled foreign corporation. Therefore, this disclosure is not applicable.

37.	Comment. Please also disclose whether any of the controlled foreign corporations' principal strategies or principal risks will also constitute principal strategies and principal risks of the Master Fund; whether the financial statements of the CFC will be consolidated with those of the Master Fund; and whether the CFC's management fee (including any performance fee) will be included in the Master Fund's fees and expenses.

Response. As noted in response to Comment 35, the Master Fund does not currently expect to invest directly in a controlled foreign corporation. Therefore, this disclosure is not applicable

Potential Conflicts of Interest, pages 46-47

38.	Comment. Supplementally, please discuss the status of the co-investment exemptive application filed by the Sub-Adviser and the Funds that are described in the second paragraph under the subheading, “Allocations of Investment Opportunities....”

Response. In response to initial feedback from the Staff, the Funds and Sub-Adviser filed an amendment to their co-investment exemptive application with SEC on November 13, 2020. The Funds and Sub-Adviser have not yet received comments on their amended application.

Loan Investments; Leveraged Loans, page 54

Jaea Hahn, Esq.

December 31, 2020

39.	Comment. Please clarify whether investments may be made in covenant lite leveraged loans. If so, consider whether additional risk disclosure related to covenant lite loans should be added.

Response. The Sub-Adviser has confirmed that the Master Fund will not invest in covenant-lite loans as a principal investment strategy. Therefore, no disclosure has been added in response to this comment.

Construction and Right of Way Risk, page 72

40.	Comment. The disclosure in the first sentence states that it is in the appendix, but the discussion appears in the prospectus. Please revise.

Response. The requested change has been made.

Repurchase Offers of the Tender Offer Fund, pages 99-104

41.	Comment. Supplementally, please clarify if the Tender Offer Fund will need exemptive relief from the Investment Company Act or Exchange Act or rules thereunder to conduct exchanges/repurchases. If relief is needed, please disclose the risk that such relief may not be granted as a possible risk of investment in the Fund.

Response. The Tender Offer Fund will conduct tender offers in accordance with Rule 13e-4 under the Exchange Act and does not require exemptive relief under the Exchange Act or the 1940 Act to conduct such tender offers. Accordingly, no disclosure has been added in response to this Comment.

42.	Comment. Please replace the last bullet point on page 104 “it would be in the best interest of the Fund...”) with language stating that involuntary redemptions will be conducted consistent with rule 23c-2 under the Investment Company Act.

Response. The Auction Fund respectfully notes that the referenced provision exists for the protection of all Shareholders so that one Shareholder may not jeopardize the tax or other status of the Auction Fund, and any action would be subject to the approval of the Board, a majority of which consists of independent Trustees. Any repurchase of Shares under this provision would be conducted either: (i) pursuant to Rule 23c-2 and not unfairly discriminate against a holder of the Auction Fund’s securities; (ii) pursuant to Rules 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder; or (iii) pursuant to Rule 23c-1(c), in which case the Auction Fund would file an application with the SEC for an order under Section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 and which is not made pursuant to a repurchase offer. Accordingly, the Auction Fund respectfully declines to make the change requested in this Comment.

Jaea Hahn, Esq.

December 31, 2020

Description of Capital Structure and Shares, pages 106-107

43.	Comment. Please review and revise the last paragraph of this section in light of the fact that the Chief Counsel’s Office has informed you that the proposed structure, including the Auction and Tender Funds, will require novel multiclass relief.

Response. While the referenced paragraph currently discloses that there is no assurance that the SEC will grant the requested multi-class relief, the Auction Fund has included additional disclosure that states that the SEC may not grant such relief and that only Institutional Class Shares will be offered if such relief is not granted.

44.	Comment. The last sentence of the last paragraph, states that only the Auction Fund intends to issue multiple share classes. Please briefly discuss whether all share classes of the Auction Fund will be permitted to participate in monthly auctions and exchange shares for Tender Offer Fund Shares, and whether the terms of exchange will be the same for each share class (e.g., will all shareholders receive the same Tender Offer Fund Shares?).

Response. As noted in Comment 43, the Funds are still in the process of applying for the multi-class relief, and, therefore, the Auction Fund does not believe it would appropriate to disclose any potential mechanics that may be permitted by such relief until the SEC grants such relief, as the mechanics may change during the application process. Further, the Auction Fund does not believe such additional detail would provide useful information to investors of Institutional Class Shares – the only class of shares included in the Registration Statement. If the SEC grants the requested multi-class relief, the Auction Fund will update the Registration Statement to include disclosure regarding the nature of the relief granted and the manner in which, and the terms under which, the various classes of Shares may participate in monthly auctions and Exchanges for Tender Offer Fund Shares.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese

David W. Freese